FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Presentation for 24th Annual Financials CEO Conference 2019 – Bank of America Merrill Lynch

Item 1

September 2019 Santander Bank of America Merrill Lynch 24th Annual Financials CEO Conference 2019 Delivering in a world of extremes

Important Information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 2Q Financial Report, published as Relevant Fact on 23 July 2019 and 2018 Annual Financial Report, filed with the Comisión Nacional del Mercado de Valores of Spain (CNMV) on 28 February 2019. These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. 2

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast. 3

CONTENT 01 Santander 25 years 02 Santander 2014-2019 03 Santander for the future

We have been top quartile last 25 years vs. our comparables… Total Shareholder Return (TSR) – Cumulative since 1995 (%) European competitors US competitors 1,526 1,351 825 651 599 442 341 327 1 224 217 149 64 62 292 19 6 3 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 Peer 15 Peer 16 -2 Peer 17 -47 Peer 18 -60 Peer 19 -88 Note: Barclays, Data Citibank, from April Lloys 1995 Bank, to April Credit 2019, Agricole, local UBS, currency; UniCredit, 1. Data Deutsche since 2000; Bank, 2. RBS, Data Commerzebank since 2001; 3. Data & CaixaBank. since 2007; Peers: JPMorgan, Wells Fargo, HSBC, BBVA, BNP Paribas, ING, BofA, Nordea, Societe Generale, 5

…thanks to share evolution and dividend yield among best performers Competitors1 Top quartile 2nd and 3rd quartiles Bottom quartile TSR (%) 990 187 -38 651 Share price (CAGR evolution %) 378 39 -65 117 Dividend (Aggregated yield %) 612 149 27 534 6 Note: Data from April 1995 to April 2019, local currency; (1) Average for the quartiles.

Historic trends in revenues and Profit Before Tax Revenue (bn€) 60 50 40 30 20 10 0 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 +12% CAGR +3% CAGR 13-18 Profit Before Taxes (bn€) 16 14 12 10 8 6 4 2 0 +13% CAGR +15% CAGR 13-18 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Since 2000, €1.2Bn/year of economic value added on top of CoE 7

CONTENT 01 Santander 25 years 02 Santander 2014-2019 03 Santander for the future

Solid and strong results delivered in the last 5 years 2018 (vs. 20133) Growth Profitability Strength Customer revenues1 €45.8Bn (+20%; +€7.6Bn) Attributable profit1 €7.8Bn (+87%; +€3.6Bn) 5y accumulated attrib. profits €32.4Bn Statutory RoTE 11.7% (+210 bps) Efficiency ratio 47.0% (-110 bps) Best in class among peers Cash DPS2 €0.203 (2.7x) Total cash dividends paid €13Bn FL CET1 11.3% (+350 bps) (1) Figures in current euros. (2) Including the cash take up from scrip dividend. (3) End of 2013. 9

In 2015 we set a clear strategy focused on customer loyalty and building a responsible bank Earn loyalty lasting customer Be the bank of choice for our customers, delivering superior customer experience Deliver all products and services through E2E digital channels in a fast and efficient way Digitalise our Core Banks While building a responsible bank Note: New exceptional leaders in Brazil, Mexico, US, UK, Spain, Corporate and Investment Banking, IT & Ops, Risk, Santander Global Platform, Openbank, Wealth Management (non exhaustive) since 2015. 10

We have delivered: Strong growth based on loyalty and becoming the most sustainable bank in the world2 Loyal customers (Mn) +44% 19.9 13.8 2015 2018 Digital customers (Mn) +93% 32.0 16.6 2015 2018 Customer revenues (Constant €Bn1) +24% 45.8 37.0 2015 2018 DJSI ranking +10 places #11 #1 2015 2019 (1) +9% in current euros. (2) Dow Jones Sustainability Index 2019. 11

90% of our capital1 with RoTE > CoE in 2018 vs. 40% in 2015 thanks to the turnaround of some core geographies In 2 countries representing 25% of Group’s TNAV, RoTE increased to 20% RoTE 20% 20% 14% 13% 2015 2018 2015 2018 Digital customers x2.6 x3.3 Loyal customers +65% +81% Positive evolution in SBNA Attributable Profit 2018 $345Mn (C.3.5x) (increase from $96Mn in 2017) NIM SBNA vs Peers average (2015-18) 3.3% 2.9% 3.2% +62bps2 2.2% (Gap reduction) (1) Capital allocated by country. (2) Comparison with SBNA peer median in 4Q15 and 4Q18 NIM on earning assets. 12

Increased profit in high double digits while adding +€25bn capital 2013 2014 2015 2016 2017 2018 10.84% 11.30%2 CET1 FL 7.79%1 8.27% 10.05% 10.55% 7.5 € Bn capital increase to strengthen solvency 7.0 € Bn capital increase for Popular Attributable profit to the Group3, (Mn) Avg. Euribor 12M4 Statutory RoTE (underlying RoTE) €4,175 €5,816 0.54% 0.48% 9.6% 11.0% (9.6%) (11.0%) €7,810 -0.17% 11.7% (12.1%) +87% -71bps +210bps (250bps) +34% -65bps +75bps (110bps) (1) For comparison purposes, capital ratio is calculated by applying Basel III (BIS II 11.71%). (2) Data calculated using the IFRS 9 transitional arrangements. (3) Statutory attributable profit to the Group. 2013 financial information re-expressed as reported in the 2014 financial statements. (4) Source: Bloomberg average Euribor 12 month per year. 13 Since 2013 +350bps +€25Bn Since 2014 +304bps +€18Bn

In summary, we have delivered strong value for our shareholders… EPS growth1 2015-18 TNAVps + cum. Cash DPS1 2015-18 + 22% (+55% ex. FX) + 27% (+41% ex. FX) Total dividend per share2 Since 2015 capital increase €1.15 19% dividend yield Since 2017 capital increase €0.45 9% dividend yield (1) Statutory EPS and TNAVps growth adjusted for the increase in shares from scrip dividends. Figures excluding FX are in constant Euros. (2) Total dividend per share as of May 19. 14

…building on our strong foundations to achieve higher earnings predictability and growth Quarterly reported EPS volatility1 1999-2018 699% 346% 124% 109% 88% 77% 58% 44% 42% 34% 9% 2x 2x 0x 0x 6x 4x 6x 4x 1x 10x 5x Net income increase 1999-2018 (1) Source: Bloomberg, with GAAP Criteria. Note: Standard deviation of the quarterly EPS starting from the first available data since Jan-99. 15

As a result, Santander is amongst the best valued banks in Europe P/TBV 12M fwd 1.1X 0.9X 0.8X 0.7X 0.7X 0.6X 0.5X E R A G I T HSBC RICOL E BBV IN BNP D AG NTAND NI CRE A U DIT S CRE 16 Note: Source Bloomberg as of 13-Sep-19.

Increasing the gap vs the 2nd Eurozone bank since the Investor Day 2015… Santander Market cap vs Peers 100% 2º Eurozone bank European banks index SAN Market cap. vs. 2º Eurozone bank SAN relative performance vs. European banks index Sept 2015 +4% +0% Sept 2019 +12% +21% Note: Source: Bloomberg from 24-Sep-15 to 13-Sep-19. European banks index: Stoxx Europe 600 Banks (SX7P). Relative performance of Santander Market capitalization vs the European banks index performance. 17

…and outperforming Eurozone banks since September 2014 Share performance since 10-Sep-20141 (base 100) 120 110 100 90 80 70 60 50 40 2014 2015 2016 2017 2018 2019 European Banks: 66 SAN: 63 Eurozone banks: 59 (1) Source Bloomberg as of 12-September-2019. Santander considering dividend and capital increases. 18

CONTENT 01 Santander 25 years 02 Santander 2014-2019 03 Santander for the future

Group knowledge and scale add increasing value to our retail and commercial franchises Existing global businesses Payment related businesses Shared services Corporate and Investment Banking Wealth Management1 Consumer Finance2 Global Merchant Services Global Trade Services One Pay FX Digital | IT&Ops | Procurement 20153 2018 Attributable profit €4.0Bn €4.9Bn New Retail + SME segments Efficiency improvement Digital and IT&Ops Global procurement €430Mn €250Mn (1) Wealth Management including Insurance. (2) Global Consumer Finance including SCF, UK LatAm consumer finance operations and SCUSA. (3) 2015 figures in constant euros from 2018. 20

Our medium-term goals RoTE1 13-15% Efficiency 42-45% FL CET1 11-12% Dividend pay-out ratio 40-50% We are the leading LatAm bank Continue structural profitable growth Mid-term RoTE1 20-22% C/I 33-35% Laid foundations for accelerating growth Mid-term RoTE1 11-13%2 C/I 39-41% Leading European bank in profitability and growth Mid-term RoTE1 12-14% C/I 47-49% (1) Underlying. (2) Adjusted for excess capital. 21

Thank you Our purpose is to help people and business prosper Our culture is based on believing that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 24, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer